September 18, 2024

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamill

Re:	Indaptus Therapeutics, Inc.
Registration Statement on Form S-1
Originally Filed September 12, 2024
Registration No. 333-282069

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Friday, September 20, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Indaptus Therapeutics, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Elisabeth M. Martin of Latham & Watkins LLP at (617) 948-6018 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Indaptus Therapeutics, Inc.

By:	/s/ Nir Sassi
Nir Sassi
Chief Financial Officer

cc:	Peter N. Handrinos, Latham & Watkins LLP